UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

LED POWER GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

50184R 202

(CUSIP Number)

John J. Lennon
1694 Falmouth Road, Suite 150
Centerville, Massachusetts USA  02632-2933
 TEL:  (508) 362-4420

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   50184R 103
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	John J. Lennon N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power	1,000,000
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,000,000
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	57.14%
14.	Type of Reporting Person (See Instructions)	IN

Item 1.  Security and Issuer.

(a)	Title of Security: Common Stock, $0.001 par value (the “Shares”).

(b)	Name of Issuer: LED Power Group, Inc., a Nevada corporation (the “Issuer”).

(c)	Issuer’s principal executive office: 1694 Falmouth Road, Suite 145 Centerville, MA 02632-2933

Item 2.  Identity and Background.

(a)	The Reporting Person filing this statement is John J. Lennon.

(b)	Residence or Business Address: 1694 Falmouth Road, Suite 145, Centerville, MA 02632-2933 (“Centerville Address”).

(c)	Reporting Person’s Employment:

-President, Secretary, Treasurer and Director of LED Power Group, Inc., Centerville Address;
-President of Chamberlain Capital Partners, 104 Swallow Hill Drive, Barnstable, MA 02630;
-Director of American Durahomes, 104 Swallow Hill Drive, Barnstable, MA 02630;
-Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and Director of Explortex Energy, Inc., Centerville Address;
-Treasurer, VP of Finance and Director of Brite-Strike Tactical Illumination Products, Inc., 26 Wapping Road, Route 106, Kinston, MA 02364;
-President, Secretary, Treasurer and Director of GC China Turbine Corp., a Nevada corporation, Centerville Address; and
-Secretary, Treasurer and Director of American Petro-Hunter, Inc., 17470 North Pacesetter Way, Scottsdale, AZ 85255.

(d)	Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

All shares of Common Stock were acquired using personal funds of the Reporting Person.  John Lennon purchased 1,000,000 Shares on 9/24/2009, for a purchase price of $0.01, from the Issuer.

Item 4.  Purpose of the Transaction.

The Reporting Person purchased the Shares for investment.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)            Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)            Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	Reporting Person beneficially owns 1,000,000 Shares which represent approximately 57.14% of the outstanding Shares.

(b)	Reporting Person has sole power to vote and sole power to dispose of 1,000,000 Shares.

(c)	None, except as set forth on Item 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.  This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.

Dated:  September 25, 2009

/s/John J. Lennon
John J. Lennon, an individual